CLEARY GOTTLIEB STEEN & HAMILTON LLP

WASHINGTON, DC PARIS BRUSSELS LONDON MOSCOW	ONE LIBERTY PLAZA NEW YORK, NY 10006-1470 (212) 225-2000 FACSIMILE (212) 225-3999 WWW.CLEARYGOTTLIEB.COM	FRANKFURT COLOGNE ROME MILAN HONG KONG TOKYO

November 10, 2005

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Petróleos Mexicanos

Amendment No. 1 to Form 20-F for

    Fiscal Year Ended December 31, 2004

Filed October 17, 2005, File No. 0-00099

Dear Mr. Schwall:

By letter dated October 27, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided comments on Petróleos Mexicanos’ Amendment No. 1 to its Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F/A”), which was filed with the Securities and Exchange Commission on October 17, 2005.

For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. Based on the responses set forth in this letter, Petróleos Mexicanos will file an amendment to the Form 20-F/A (“Amendment No. 2”) to reflect the revised disclosure included in this response letter.

H. Roger Schwall, Esq., p. 2

1.	We note that management identified the material weakness subsequent to the issuance of your financial statements for the year ended December 31, 2004. In your amended Form 20-F including your restated financial statements for the period ended December 31, 2004, disclose whether, in light of what they know now regarding the existence of a material weakness, the officers continue to believe that the company’s disclosure controls and procedures were effective as of the end of the periods covered by those reports.

As disclosed in Item 15 to its Form 20-F/A, subsequent to the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2004 on June 30, 2005, Petróleos Mexicanos identified and corrected certain amounts that had been previously reported under Mexican GAAP in the condensed consolidating financial information for the three years ended December 31, 2004, 2003 and 2002 as presented in Notes 20 and 21 to the consolidated financial statements of Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”). PEMEX recognized that the inadvertent errors that caused the need for these corrections represented a material weakness in its internal control over financial reporting, as defined under the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements.

Based upon the presence of these material weaknesses in its internal controls over financial reporting and further review and discussion, PEMEX’s certifying officers determined that PEMEX’s disclosure controls and procedures were not effective because of the material weakness described above, as of December 31, 2004, to provide reasonable assurance that information required to be disclosed in the reports Petróleos Mexicanos files and submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. Due to this material weakness, PEMEX performed additional analysis and other post-closing procedures to ensure its consolidated financial statements are prepared in accordance with Mexican GAAP. Accordingly, management believes that the financial statements included in Amendment No. 2 fairly present in all material respects PEMEX’s financial condition, results of operations and cash flows for the periods presented. Attached as Annex A is a revised version of the disclosure that will be included under Item 15 in Amendment No. 2.

2.	We note your disclosure that indicates that it is “subject to the foregoing.” Please revise to clarify, if true, without such limiting language that there have been no change over our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We note that your disclosure appears to refer to changes that were made subsequent to 2004. Please state clearly, if correct, that there were changes in your internal control over financial reporting that occurred subsequent to 2004.

PEMEX confirms that there has been no change over its internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially

H. Roger Schwall, Esq., p. 3

affect, its internal control over financial reporting. During 2005, PEMEX has made and continues to make changes in its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, including the implementation of measures designed to prevent the inadvertent errors disclosed under Item 15 and measures to improve its internal control over financial reporting as part of its effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Attached as Annex A is a revised version of the disclosure that will be included under Item 15 in Amendment No. 2.

*         *         *

If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (212) 225-2575 or Wanda J. Olson at (212) 225-2730.

Very truly yours,

/s/ Grant M. Binder
Grant M. Binder

cc:	Mr. James Murphy
Ms. Jill Davis
Mr. Kevin Stertzel

Securities and Exchange Commission

Mr. Juan José Suárez Coppel
Mr. Víctor Cámara
Mr. Ricardo Fernández
Ms. Celina Torres
Mr. Enrique Díaz
Mr. Ernesto Balcázar

Petróleos Mexicanos

Ms. Wanda J. Olson
Ms. Yasmin Mehrain
Ms. Mary Connell Grubb

Cleary Gottlieb Steen & Hamilton LLP

Annex A

Item 15.	Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of the disclosure controls and procedures, including the possibility of human error and the procedures circumvention or overriding of the controls and procedures. Accordingly, even effective disclosures controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon, and as of the date of, our evaluation, our Director General and our Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004, were not effective, because of the material weakness discussed below. Due to this material weakness, we performed additional analysis and other post-closing procedures to ensure our consolidated financial statements are prepared in accordance with Mexican GAAP. Accordingly, management believes that the financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

There has been no change over our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Subsequent to the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2004 on June 30, 2005, Petróleos Mexicanos identified and corrected certain amounts that had been previously reported under Mexican GAAP in the condensed consolidating financial information for the three years ended December 31, 2004, 2003 and 2002 as presented in Notes 20 and 21 to our consolidated financial statements. None of these corrections, which are described in greater detail in Notes 20 and 21, had an impact on the consolidated financial information presented in our consolidated financial statements. We recognize that the inadvertent errors that caused the need for the corrections described above represent a material weakness in our internal control over financial reporting, as defined under the Public Company Accounting Oversight Board’s Auditing Standard No. 2, An Audit of Internal Control Over Financial Reporting Performed in Conjunction with an Audit of Financial Statements. During 2005, we have made and continue to make changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, including the implementation of measures designed to prevent the inadvertent errors described above and measures to improve our internal control over financial reporting as part of our effort to comply with Section 404 of the Sarbanes-Oxley Act of 2002. We believe that certain of these measures, undertaken to ensure the quality of the information and modifications to our internal control processes, including upgrading our information technologies through automation of our consolidation system, will improve our ability to prepare the Mexican GAAP financial information presented in Notes 20 and 21 to our consolidated financial statements.